FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   31 March 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                            International Power plc

This is to advise that on 31 March 2005 the following purchases of Ordinary Shares of 50p each in International Power plc (the "Company") were made by the following directors of the Company:

Director                 No. of shares                  Purchase price
                                                        (pence per share)
Sir Neville Simms        11,469                         182p
Tony Isaac               4,909                          182p
Adri Baan                4,909                          182p
Struan Robertson         3,214                          182p
Jack Taylor              3,269                          182p

Following these purchases, the total number of Ordinary shares in the Company held by each of the above directors is as follows:

Director                 No. of shares

Sir Neville Simms        179,220
Tony Isaac               25,501
Adri Baan                38,801
Struan Robertson         3,214
Jack Taylor              16,549

Stephen Ramsay
Company Secretary


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary